UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(B) OR 12(G) OF THE
SECURITIES EXCHANGE ACT OF 1934

ATLANTIC POWER CORPORATION

(Exact name of registrant as specified in its charter)

British Columbia, Canada	55-0886410
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

One Federal Street, Floor 30 Boston, MA	02110
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Common Shares	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:  Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

On February 28, 2013, pursuant to a shareholder rights plan agreement dated effective as of February 28, 2013 (the “Rights Agreement”) between Atlantic Power Corporation (the “Company”) and Computershare Investor Services Inc., as Rights Agent, the board of directors of the Company (the “Board”) authorized the issuance of one common share purchase right (individually, a “Right” and, collectively, the “Rights”) for each outstanding common share of the Company (the “Common Shares”) to shareholders of record at the close of business on March 11, 2013 (the “Record Time”).  One Right will also be issued in respect of each Common Share issued thereafter, subject to the limitations set forth in the Rights Agreement.

Under the Rights Agreement, the Rights will be evidenced by the certificates evidencing Common Shares until the close of business on the tenth trading day after the earliest of:  (i) the first date of public announcement by the Company or an Acquiring Person (as defined below) of facts indicating that a person has become an Acquiring Person;  (ii) the date of commencement of, or first public announcement of the intent of any person (other than the Company or any subsidiary of the Company) to commence, a take-over bid, other than a Permitted Bid or a Competing Permitted Bid (each as defined below); or (iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such, or such later date as may be determined by the Board, in good faith (the “Separation Time”).  Prior to the Separation Time, the Rights will not be exercisable.  Following the Separation Time, each Right will entitle the registered holder to purchase from the Company one Common Share at a price of $100 per Common Share, subject to adjustment pursuant to the terms of the Rights Agreement (the “Exercise Price”).

Under the Rights Agreement, if a transaction or event occurs that results in a person becoming an Acquiring Person (a “Flip-in Event”) then the Rights beneficially owned by an Acquiring Person, its associates, affiliates and any person acting jointly or in concert with the foregoing (or any direct or indirect transferee or successor of such Rights) will become null and void and the Rights (other than those beneficially owned by the Acquiring Person, its associates, affiliates and any person acting jointly or in concert with the foregoing or any transferee of such Rights) will entitle the holder to purchase, effective at the close of business on the tenth business day after the first date of public announcement by the Company or an Acquiring Person of facts indicating that a person has become an Acquiring Person, for the Exercise Price, that number of Common Shares having an aggregate market price equal to twice the Exercise Price, subject to adjustment in certain circumstances.

An “Acquiring Person” is a person that beneficially owns 20% or more of the Company’s outstanding voting shares, other than the Company or any subsidiary of the Company, an underwriter acquiring voting shares from the Company in connection with a distribution of securities, a Grandfathered Person (as defined below) or any person that would become an Acquiring Person as a result of certain exempt transactions.  These exempt transactions include, among others, (i) acquisitions pursuant to a Permitted Bid or a Competing Permitted Bid, (ii) certain other specified exempt acquisitions, and (iii) transactions to which the application of the Rights Agreement has been waived by the Board.  A “Grandfathered Person” means each person that beneficially owns, as of the effective date of the Rights Agreement, 20% or more of the outstanding voting shares, except that (a) each such person will be considered a Grandfathered Person only if and so long as the voting shares that are beneficially owned by such person do not exceed the number of voting shares which are beneficially owned by such person as of the effective date of the Rights Agreement, plus any additional voting shares representing not more than 1% of the Common Shares outstanding as of the effective date of the Rights Agreement, and

(b) a person will cease to be a Grandfathered Person immediately at such time as such person ceases to be the beneficial owner of 20% or more of the voting shares then outstanding.

The Rights Agreement is not triggered by a Permitted Bid or a Competing Permitted Bid.

A “Permitted Bid” is a take-over bid where the bid is made by way of a take-over bid circular to all registered holders of the Company’s voting shares, other than the offeror, and the bid is subject to irrevocable and unqualified conditions (and only so long as all the conditions are met) that (i) no voting shares shall be taken up or paid for prior the close of business on a date which is not less than 60 days after the date of the take-over bid and then only if more than 50% of the outstanding voting shares held by Independent Shareholders (as defined below) have been deposited or tendered pursuant to the take-over bid and not withdrawn, (ii) voting shares may be deposited pursuant to the take-over bid (unless the take-over bid is withdrawn) at any time prior to the date on which voting shares are first taken up and paid for under the take-over bid and may be withdrawn until taken up and paid for, and (iii) if on the date on which voting shares may be taken up and paid for, more than 50% of the voting shares held by Independent Shareholders have been deposited or tendered pursuant to the take-over bid and not withdrawn, that fact will be publicly announced by the offeror and the take-over bid will be extended for at least 10 business days following such announcement.

“Independent Shareholders” means holders of Common Shares, but shall not include (i) any Acquiring Person or any offeror, or any affiliate or associate of such Acquiring Person or such offeror, or any person acting jointly or in concert with such Acquiring Person or such offeror, or (ii) any person holding Common Shares under any employee benefit plan, stock purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Company or a subsidiary of the Company, unless the beneficiaries of any such plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be deposited or tendered to a take-over bid.

A “Competing Permitted Bid” is a take-over bid made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid and that satisfies all the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for voting shares tendered under a Competing Permitted Bid is not 60 days, but is instead the later of (i) 35 days after the date the Competing Permitted Bid is made, and (ii) the earliest date for take-up and payment of voting shares under any other Permitted Bid or Competing Permitted Bid then in existence.

Neither a Permitted Bid nor a Competing Permitted Bid is required to be approved by the Board and such bids may be made directly to shareholders.  Acquisitions of the Company’s voting shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Certificates and Transferability

The Rights Agreement provides that, until the Separation Time, the Rights may be transferred with and only with the Common Shares and certificates for Common Shares will evidence one Right for each Common Share represented by the certificate.  Certificates for Common Shares issued after the Record Time shall bear a legend stating that each certificate also represents one Right.  Promptly after the Separation Time, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of Common Shares as of the Separation Time (other than an Acquiring Person and other excluded persons pursuant to the terms of the Rights Agreement).  Such separate Right Certificates alone will evidence the Rights.  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including no right to vote or to receive dividends.

Redemption, Waiver and Amendment

The Board may, at any time prior to the occurrence of a Flip-In Event, with the consent of the majority of Independent Shareholders if prior to the Separation Time or the majority of the holders of Rights (other than an Acquired Person or other holder excluded by the terms of the Rights Agreement) if after the Separation Time, redeem the Rights in whole, but not in part, at a price of $0.0001 per Right, subject to adjustment (the “Redemption Price”).  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The Board may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of the Company’s Common Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of Common Shares, with the prior consent of the majority of Independent Shareholders, waive the application of the Rights Agreement to such Flip-in Event.  In such event, the Board will extend the Separation Time to a date at least 10 business days following the meeting of shareholders called to approve such waiver.

The Board may also waive the application of the Rights Agreement to a Flip-in Event, if the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person.  Any such waiver must be on the condition that such Acquiring Person: (a) has, within 30 days after the Board’s determination (or such earlier or later date as the Board decides), reduced its beneficial ownership of the voting shares such that it is no longer an Acquiring Person; or (b) enters into a contractual arrangement with the Company, on terms acceptable to the Board, to reduce its beneficial ownership of voting shares within 30 days of the entry into such contractual arrangement; and in the event of such waiver, for the purposes of the Rights Agreement, the Flip-in Event shall be deemed never to have occurred.

In the event that, prior to the occurrence of a Flip-in Event, a person acquires Common Shares pursuant to a Permitted Bid, a Competing Permitted Bid or pursuant to a take-over bid for which the Board has waived the application of the Rights Agreement, then the Company shall, immediately upon the consummation of such acquisition and without further formality, redeem the Rights for the Redemption Price.

The Board may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of a take-over bid for all of the voting shares made by means of a take-over bid circular sent to all holders of record of voting shares, waive the application of the Rights Agreement to such Flip-in Event by prior written notice delivered to the Rights Agent, provided however, that if the Board waives the application of the Rights Agreement to such Flip-in Event, the Board shall be deemed to have waived the application of the Rights Agreement to any other Flip-in Event occurring by reason of any take-over bid for all voting shares which is made by means of a take-over bid circular sent to all holders of record of voting shares prior to the expiry, termination or withdrawal of any take-over bid in respect of which a waiver is, or is deemed to have been granted.

Prior to the Separation Time, the Company may, by resolution of the Board and with the prior consent of the majority of Independent Shareholders, supplement or amend the Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of the Rights generally).  Following the Separation Time, the Company may, by resolution of the Board and with the prior consent of the majority of the holders of the Rights (other than an Acquiring Person or other holder as excluded by the terms of the Rights Agreement), supplement or amend the Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of the Rights generally).

Term

The Rights Agreement will remain in effect until the earlier of (a) the date of termination of a meeting of shareholders called to considered the confirmation of the Rights Agreement, and (b) six months from the effective date of the Rights Agreement, if the Rights Agreement is not confirmed by a majority of the Independent Shareholders at such meeting to be held within six months following the effective date.  If confirmed, the Rights Agreement must be reconfirmed at every third annual meeting following the meeting at which the Rights Agreement was originally confirmed, or the Rights Agreement and the Rights will otherwise terminate on the date of the meeting if the Rights Agreement is not reconfirmed or presented for reconfirmation.  Notwithstanding the foregoing, the Rights will terminate on the close of business on February 28, 2023.

A copy of the Rights Agreement is attached as Exhibit 1 hereto and is incorporated by reference herein. A copy of the Rights Agreement is available free of charge from the Company.  This summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

ITEM 2.                EXHIBITS

1.             Shareholder Rights Plan Agreement, dated effective as of February 28, 2013, between Atlantic Power Corporation and Computershare Investor Services Inc., as Rights Agent, which includes the Form of Right Certificate as Exhibit A (incorporated by reference to Exhibit 4.1 of Atlantic Power Corporation’s Current Report on Form 8-K filed on February 28, 2013).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Atlantic Power Corporation (Registrant)

Dated: February 28, 2013	By:	/s/ Terrence Ronan
		Name:	Terrence Ronan
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1

Shareholder Rights Plan Agreement, dated effective as of February 28, 2013, between Atlantic Power Corporation and Computershare Investor Services Inc., as Rights Agent, which includes the Form of Right Certificate as Exhibit A (incorporated by reference to Exhibit 4.1 of Atlantic Power Corporation’s Current Report on Form 8-K filed on February 28, 2013)